

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Steven Quay
Chairman, Chief Executive Officer and President
Atossa Therapeutics Inc.
107 Spring Street
Seattle, WA 98104

> **Re: Atossa Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed May 13, 2024**
> **File No. 333-279367**

Dear Steven Quay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Murr, Esq.